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                 February 26, 2021

       Stewart Lor
       Co-Chief Executive Officer
       Powerbridge Technologies Co., Ltd.
       1st Floor, Building D2, Southern Software Park
       Tangjia Bay, Zhuhai, Guangdong 519080, China

                                                        Re: Powerbridge
Technologies Co., Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed February 23,
2021
                                                            File No. 333-253395

       Dear Mr. Lor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Foland, Staff Attorney, at (202) 551-6711 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Joan Wu